January 2, 2014

Via EDGAR

Anne Nguyen Parker

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Memorial Production Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 5, 2013
File No. 1-35364

Ladies and Gentlemen:

Set forth below are the responses of Memorial Production Partners LP, a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 19, 2013 with respect to the Partnership’s Form 10-K for the Fiscal Year Ended December 31, 2012 initially filed with the Commission on March 5, 2013, File No. 1-35364 (the “2012 Form 10-K”).

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to pages numbers and captions correspond to the 2012 Form 10-K, unless otherwise indicated.

Item 1 Business, page 9

Estimated Proved Reserves, page 19

1.	Please modify your presentation here to disclose reserve categories by product type to comply with Item 1202(a)(1) of Regulation S-K.

Response: The Partnership acknowledges the Staff’s comment and beginning with its Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”), the Partnership will disclose its proved reserves using a presentation that shows categories of product type, in accordance with Item 1202(a)(1) of Regulation S-K.

Securities and Exchange Commission

Division of Corporation Finance

January 2, 2014

Development of Proved Undeveloped Reserves, page 20

2.	Please expand your disclosure to present all of the material changes in the proved undeveloped reserves including but not limited to the net quantity of proved undeveloped reserves converted to proved developed reserves and the total dollar amounts of capital expenditures made during the year to convert proved undeveloped reserves to proved developed reserves to comply with Items 1203(b) and 1203(c) of Regulation S-K.

Response: The Partnership acknowledges the Staff’s comment and beginning with the 2013 Form 10-K, the Partnership will present disclosures of all of the material changes in its proved undeveloped reserves, including but not limited to the net quantity of proved undeveloped reserves converted to proved developed reserves and the total dollar amounts of capital expenditures made during the year to convert proved undeveloped reserves to proved developed reserves to comply with Items 1203(b) and 1203(c) of Regulation S-K. During the fiscal year ended 2012, the Partnership’s proved undeveloped reserves increased 134.3 Bcfe, from 113.8 Bcfe to 248.1 Bcfe. Acquisitions of 132.9 Bcfe of proved undeveloped reserves from third parties were the primary reason for the increase during the year ended December 31, 2012. The Partnership made approximately $7.5 million of capital expenditures during the year ended December 31, 2012 to convert approximately 6.4 Bcfe of proved undeveloped reserves to proved developed reserves. The remaining 7.8 Bcfe increase in proved undeveloped reserves during the year ended December 31, 2012 was primarily due to revisions.

Item. 11 Executive Compensation, page 115

Compensation Discussion and Analysis, page 115

3.	You disclose on page 116 that “Memorial Resource employs a compensation philosophy that emphasizes pay-for-performance…based on a combination of our partnership’s performance and the individual’s impact on our partnership’s performance and placing the majority of each officer’s compensation at risk” while you disclose in footnote 1 to the Grant of Plan-Based Awards table that awards made under your Long Term Incentive Compensation (LTIP) are not tied to performance based criteria. You also disclose in your summary compensation table that in 2011, you granted no equity awards to your Named Executive Officers (NEOs) but that in 2012 equity awards comprised approximately 77 to 92 percent of each NEOs total compensation. Please enhance your disclosure in this section to clarify how awards under your LTIP are made.

Response: The Partnership acknowledges the Staff’s comment and respectfully confirms to the Staff that the Partnership completed its initial public offering in

Securities and Exchange Commission

Division of Corporation Finance

January 2, 2014

December 2011 and thus did not grant any LTIP awards in 2011. Beginning with the 2013 Form 10-K, the Partnership will clarify its disclosures in this area to make clear that awards made under its LTIP are not tied to any specific performance criteria or formula, but rather are granted by its general partner’s board of directors after taking into consideration a number of discretionary subjective and objective factors, including the individual recipient’s current and expected future performance and level of responsibility, retention considerations, industry trends and the individual recipient’s total compensation package.

Form 8-K Filed October 1, 2013

Exhibit 99.3

Notes to Supplemental Consolidated and Combined Financial Statements

Note 1. Organization and Basis of Presentation, page F-7

4.	We note your presentation in the supplemental consolidated and combined financial statements that distinguishes between the partners, the predecessor and previous owners and your footnote disclosure that explains the nature of the predecessor and previous owners for accounting and financial reporting purposes. So that we may better understand your presentation and how it complies with FASB ASC 805-50-45, please address the following:

•	Clarify for us why the comparative information is not presented as if the common control entities had always been combined for the periods when the combining entities were under common control. In this regard, it is unclear to us why the presentation of previous owners should be presented apart from the partners;

•	Explain the basis for your net income (loss) allocation between the partners, previous owners, and predecessor as described on page F-31;

•	Provide an analysis that supports your determination of the predecessor.

Response: The Partnership acknowledges the Staff’s comment and respectfully confirms to the Staff that our financial statements were presented in accordance with FASB ASC 805-50-45. Each of the Partnership’s common control acquisitions was accounted for as a transaction between entities under common control, similar to a pooling of interests, whereby the net assets acquired were recorded at historical cost and certain financial and other information was retrospectively revised to give effect to such acquisitions as if the Partnership owned the assets for periods after common control commenced through the respective acquisition dates. The Partnership believes that the financial statement data extracted from our 2013 filings and presented below (in thousands) are indicative that the financial statements and financial information presented for prior years were retrospectively adjusted to furnish comparative information.

Securities and Exchange Commission

Division of Corporation Finance

January 2, 2014

The Partnership believes that the previous owners’ equity should be presented as a separate caption since the previous owners’ equity is analogous to noncontrolling interest. FASB ASC 810-10-45-16 notes that noncontrolling interest should be reported in the statement of financial position within equity, separately from the parent’s equity. The Partnership also believes that FASB ASC 810-10-45-23 supports our accounting treatment for common control acquisitions. The common control acquisitions are equity transactions between the partners and previous owners. No gain or loss is recognized and the carrying amount of the previous owners’ equity is adjusted to reflect the change in its ownership interest. Any difference between the cash paid by the Partnership and the amount by which the previous owners’ interest is adjusted is recognized in partner’s equity.

	December 31,
	2012	2011
SUPPLEMENTAL CONSOLIDATED AND COMBINED BALANCE SHEETS (Filed October 1, 2013)
Total assets	$1,489,404	$1,255,660
Total liabilities	777,639	512,759
Total equity	711,765	742,901

CONSOLIDATED AND COMBINED BALANCE SHEETS (Filed June 19, 2013)
Total assets	$1,006,190	$906,836
Total liabilities	571,226	375,379
Total equity	434,964	531,457

CONSOLIDATED AND COMBINED BALANCE SHEETS (Filed March 5, 2013)
Total assets	$802,051	$688,718
Total liabilities	474,980	256,785
Total equity	327,071	431,933

	For Year Ended December 31,
	2012	2011	2010

SUPPLEMENTAL STATEMENTS OF CONSOLIDATED AND COMBINED OPERATIONS (Filed October 1, 2013)

Total revenues	$258,423	$234,612	$115,687
Total costs and expenses	190,990	70,107	106,535
Operating income	67,433	164,505	9,152
Net income	46,518	148,790	3,030

STATEMENTS OF CONSOLIDATED AND COMBINED OPERATIONS (Filed June 19, 2013)

Total revenues	$173,955	$172,615	$92,103
Total costs and expenses	120,148	24,714	85,888
Operating income	53,807	147,901	6,215
Net income	38,285	136,326	1,649

STATEMENTS OF CONSOLIDATED AND COMBINED OPERATIONS (Filed March 5, 2013)

Total revenues	$140,671	$147,005	$92,103
Total costs and expenses	98,990	21,787	85,888
Operating income	41,681	125,218	6,215
Net income	29,917	117,623	1,649

Securities and Exchange Commission

Division of Corporation Finance

January 2, 2014

SUPPLEMENTAL STATEMENTS OF CONSOLIDATED AND COMBINED CASH FLOWS (Filed October 1, 2013)

Net cash provided by operating activities	$156,844	$122,140	$56,065
Net cash used in investing activities	(357,209)	(500,899)	(326,248)
Net cash provided by financing activities	208,821	374,982	281,018

STATEMENTS OF CONSOLIDATED AND COMBINED CASH FLOWS (Filed June 19, 2013)

Net cash provided by operating activities	$117,900	$92,435	$44,729
Net cash used in investing activities	(183,223)	(373,504)	(143,770)
Net cash provided by financing activities	63,689	273,657	110,780

STATEMENTS OF CONSOLIDATED AND COMBINED CASH FLOWS (Filed March 5, 2013)

Net cash provided by operating activities	$90,800	$83,680	$44,729
Net cash used in investing activities	(165,809)	(189,318)	(143,770)
Net cash provided by financing activities	74,307	96,919	110,780

Consistent with Note 10 to the Notes To Supplemental Consolidated and Combined Financial Statements the Partnership allocates net income (loss) attributable to the Partnership between the Partnership’s general partner and the common and subordinated unitholders in proportion to their pro rata ownership. The Partnership allocates to the previous owners net income (loss) attributable to acquisitions accounted for as a transaction between entities under common control prior to their acquisition date. For periods prior to the Partnership’s initial public offering, net income (loss) was attributable to both our predecessor and the previous owners.

The Partnership’s predecessor for accounting and financial reporting purposes refers collectively to: (i) BlueStone Natural Resources Holdings, LLC and its wholly-owned subsidiaries in addition to certain carved-out oil and natural gas properties owned by Classic Hydrocarbons Holdings, L.P. for all periods prior to the closing of our IPO and (ii) certain oil and natural gas properties owned by WHT Energy Partners LLC for periods after April 8, 2011 through the closing of our IPO. The Partnership’s predecessor is consistent with the pre-clearance letter dated April 5, 2011 addressed to Mr. John A. Weinzierl.

Note 2. Summary of Significant Accounting Policies, page F-9

Oil and Natural Gas Properties, page F-10

5.	We note your policy disclosure indicating that depletion of “capitalized costs is provided using the units-of-production method based on proved oil and gas reserves related to the associated field.” However, your critical accounting policy disclosure on page 14 in Exhibit 99.2 indicates depletion of capitalized drilling and development costs is based on proved developed reserves while leasehold costs are depleted over total proved reserves. For consistency, please revise your accounting policy disclosure as appropriate.

Securities and Exchange Commission

Division of Corporation Finance

January 2, 2014

Response: The Partnership acknowledges the Staff’s comment and beginning with the 2013 Form 10-K, the Partnership will revise its disclosures as follows:

Under the “Oil and Natural Gas Properties” subheading in both the Summary of Significant Accounting Policies footnote and the Critical Accounting Policies and Estimates section, the Partnership discloses:

“Depletion of capitalized costs is provided using the units-of-production method based on proved oil and natural gas reserves related to the associated field.”

Under the “Oil and Gas Reserves” subheading in the Summary of Significant Accounting Policies footnote and under the “Proved Oil and Natural Gas Reserves” subheading in the Critical Accounting Policies and Estimates section, the Partnership discloses:

“Oil and gas properties are depleted by field using the units-of-production method. Capitalized drilling and development costs of producing oil and natural gas properties are depleted over proved developed reserves and leasehold costs are depleted over total proved reserves.”

Beginning with the 2013 Form 10-K, the Partnership will move the two sentences included under the “Oil and Gas Reserves” and “Proved Oil and Natural Gas Reserves” subheadings to the “Oil and Natural Gas Properties” subheading.

The Partnership acknowledges that (i) it is responsible for the content of its filings, including the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings and (iii) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please do not hesitate to contact me at 713-588-8340.

Sincerely,

/s/ Andrew J. Cozby

Andrew J. Cozby

Securities and Exchange Commission

Division of Corporation Finance

January 2, 2014

Cc:	Securities and Exchange Commission
Svitlana Sweat
Jennifer O’Brien
Angie Kim

Memorial Production Partners LP
Kyle N. Roane

Akin Gump Strauss Hauer & Feld LLP
John Goodgame
Alex Reuss